

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

U.S. Grand Prix Championship Corporation

Commission File Number: 0001612125

CALIFORNIA

UNITED STATES:
U.S. Grand Prix Championship Corporation, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

7948– Racing, Including Track Operation	**47-1343930**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Rick Kovacic 6844 Caminito del Greco, San Diego, California 92120	Founder & Chief Executive Officer

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the U.S. Grand Prix Championship Corporation affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Rick Kovacic	Preferred	0%
(1) (2)	Common	95%
Alternative Securities Markets Group	Preferred	0%
(3) (4)	Common	05%

(1) Mr. Rick Kovacic is the Founder & Chief Executive Officer of U.S. Grand Prix Championship Corporation.
(2) Address: U.S. Grand Prix Championship, 6844 Caminito del Greco, San Diego, California 92120
(3) Alternative Securities Markets Group is an Advisor to U.S. Grand Prix Championship Corporation
(4) Address: Alternative Securities Markets Group, U.S. Bank Tower, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

U.S. Grand Prix Championship Corporation
6844 Caminito del Greco
San Diego, California 92120
Phone: (805) 636-8842
http://www.usgpchampionship.com
Email: Rick@USGPChampionship.com

Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com
Email: Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no counsel or underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both U.S. Grand Prix Championship Corporation and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Omega Creamery, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIVE THOUSAND shares of common Stock in the Company, representing 5% (two percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application f Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada

- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **U.S. Grand Prix Championship Corporation** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

Upon its foundation and organization, the Company issued 100% of its issued Common Stock (100,000 Common Stock Units) to its Chief Executive Officer, Mr. Rick Kovacic

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 5,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

Item 6. Other Present or Proposed Offerings.

The issuer is presently offering these shares to non-U.S. Citizens through a Regulation S Offering.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

U.S. Grand Prix Championship Corporation

Corporate:

U.S. Grand Prix Championship Corporation

6844 Caminito del Greco

San Diego, California 92120

http://www.USGPChampionship.com

(805) 636-8842

Offering / Investors:

U.S. Grand Prix Championship Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd, Suite 450

Beverly Hills, California 90210

http://www.AlternativeSecuritiesMarket.com

(213) 407-4386

Best Efforts Offering of 100,000 9% Convertible Preferred Stock Units

Preferred Stock Shares having a market value of up to

$5,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $50.00 (USD)

See: Details of the Offering

Maximum Offering: 100,000 9% Convertible Preferred Stock Units

DATED: JULY 21ST, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 100,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 100,000 9% Convertible Stock Units in U.S. Grand Prix Championship Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 100,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Mr. Rick Kovacic is the Founder and Chief Executive Officer of U.S. Grand Prix Championship Corporation and currently owns ONE HUNDRED THOUSAND (100,000) Common Stock Shares of the Company, which is 100% of the Company's total number of the current Common Stock Issued and Outstanding. No Common Stock is being issued in this Offering. Upon completion of this Offering, the Company will have 100,000 Shares of Preferred Stock Issued to Shareholders.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $50.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Twenty Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the

Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company is currently preparing an S-1 Filing for Listing on the OTC Markets Group's "OTCQX Market" in 2015.

THEREIS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$50.00	$0.00	$50.00
Total Minimum	001	$50.00	$0.00	$50.00
Total Maximum	100,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 100,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR

TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Motorsports Risks

Motorsports Industry investments are subject to varying degrees of risk. The yields available from equity investments in Motorsports Industry companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products, services or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products, Services and Assets may be adversely affected by the general economic climate, the Motorsports Entertainment Market conditions such as oversupply of related Motorsports Products or a reduction in demand for Motorsports Entertainment Products in the areas in which the Company's Products, Services and Assets are located, competition from other forms of Entertainment, and the Company's ability to provide adequate Motorsports Products and Services. Revenues from the Company's Products, Services and Assets are also affected by such factors such as the costs of production and the local entertainment market conditions.

Because Motorsports Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products, Services and Assets. No assurance can be given that the fair market value of the Products Produced, Services Provided, or Assets Produced or Acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Bad Weather could Adversely Affect us

We promote outdoor motorsports events. Weather conditions affect sales of, among other things, tickets, food, drinks and merchandise at our events. Poor weather conditions could have a negative effect on us, particularly as it relates to walk-up ticket sales.

Postponement and/or Cancellation of Motorsports Events could Adversely Affect Us

If an event scheduled at our facility is postponed because of weather or other reasons such as, for example, the general postponement of all major events in the United States following the September 11, 2001 terrorist attacks, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from tickets, food, drinks and merchandise at the rescheduled event. If such an event is cancelled, we would incur the expenses associated with preparing to conduct the event as well as losing the revenues associated with the event, to the extent such losses were not covered by insurance.

Our Financial Results Depend Significantly on Consumer and Corporate Spending

Our financial results depend significantly upon a number of factors relating to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income and corporate budgets such as:

- Employment;
- Business Conditions;
- Interest Rates; and
- Taxation Rates

These factors can impact both attendance at our events and advertising and marketing dollars available from the motorsports industry's principal sponsors and potential sponsors. There can be no assurance that consumer and corporate spending will not be affected adversely by economic and other lifestyle conditions, thereby impacting our growth, revenue and profitability. A weakened economic and business climate could adversely affect our financial results.

We May be Held Liable for Personal Injuries

Motorsports can be dangerous to participants and spectators. We will always maintain insurance policies that provide coverage within limits that we believe should generally be sufficient to protect us from a large financial loss due to liability for personal injuries sustained by persons on our property in the ordinary course of our business. There can be no assurance, however, that the insurance will be adequate or available at all times and in all circumstances. Our financial condition and results of operations could be affected negatively to the extent claims and expenses in connection with these injuries are greater than insurance recoveries or if insurance coverage for these exposures becomes unavailable or prohibitively expensive.

In addition, sanctioning bodies could impose stringent safety regulations. Such regulations could include, among other things, the installation of new retaining walls at our facility, which could increase our capital expenditures and/or expenses.

We are Subject to Changing Governmental Regulations that could Increase our Expenses

We believe that our operations are in material compliance with all applicable federal, state and local environmental, land use and other laws and regulations. Nonetheless, if it is determined that damage to persons or property or contamination of the environment has been caused or exacerbated by the operation or conduct of our business or by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or if pollutants, substances, contaminants or wastes are found on property currently or previously owned or operated by us, we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount also can include noise abatement laws that may be applicable to our racing events.

Our development of a new motorsports facility requires compliance with applicable Federal, State and Local land use planning, zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for our motorsports facility, substantially delay or complicate the process of building such a facility, and/or increase the cost of such development.

Continued Disruption in the Financial Markets could Negatively Affect the Company

The Company, its customers and suppliers rely on stable and efficient financial markets. Availability of financing depends on the lending practices of financial institutions, financial and credit markets, government policies, and economic conditions, all of which are beyond the control of the Company. A prolonged continuation of any adverse economic conditions and disrupted financial marketplace could compromise the financial condition of the Company's customers and suppliers. Customers may not be able to pay, or may delay payment of, accounts receivable that are owed due to liquidity and financial performance issues or concerns affecting them or due to their inability to secure financing. Suppliers may modify, delay or cancel projects and reduce their levels of business with the Company. In addition, weakened credit markets may also impact the ability of the builders and developers to obtain any needed financing to purchase the Company's products, resulting in a reduction in overall demand, and consequently negatively impact the Company's sales levels.

Development Stage Business

U.S. Grand Prix Championship Corporation commenced operations in January of 2012. The Company was originally formed as a California Limited Liability Corporation in January of 2012 under the name "USGPC, LLC". The Company was converted to a California Stock Corporation in July of 2014 and the name was changed to "U.S. Grand Prix Championship Corporation". Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that U.S. Grand Prix Championship Corporation will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Live Entertainment Events in most markets, including all sectors in which the Company intends to operate. The Company may be competing for market share with entities that have substantial greater economic and personnel resources than the Company. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Live Entertainment Companies in the same market may reduce the number of suitable prospective ticket sales, advertisers or event participants.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's Founder and Chief Executive Officer, Mr. Rick Kovacic.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,000,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective

Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of July 1st, 2014 the Company's Managers owned approximately 95% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker – Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 100,000 9% Convertible Preferred Stock Units are being offered to the public at $50 per 9% Convertible Preferred Stock Unit. A minimum of $1,000,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $1,000,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **U.S. Grand Prix Championship Corporation** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$1,000,000**	**20%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$50,500**	**5%**

Footnotes:

(3) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the
Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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USE OF FUNDS SCHEDULE: YEAR ONE EVENTS (2015)

Budget: American Rookies Cup

2015 Season - based on 6 events

	Monthly Costs	% of Category	# Months	Actual Monies Spent	% of Total	Variance	% of Total	Annual Cost
Monthly Costs								
Salary - President/CEO*	6,000	1.5%	12			$6,000	3.0%	72,000.00
Salary - Technical Director*	6,000	1.5%				$6,000	3.0%	-
Salary - Marketing Director*	6,000	1.5%	12			$6,000	3.0%	72,000.00
Salary - Operations Director*	6,000	1.5%	12			$6,000	3.0%	72,000.00
Seasonal - Media/PR/Social Media Director	5,000	1.2%	9			$5,000	2.5%	45,000.00
Salary - Web/Graphic/Illustration artist			12					-
Seasonal - Rider Relations	5,000	1.2%	9			$5,000	2.5%	45,000.00
Salary - Admin Assistant	4,000	1.0%	12			$4,000	2.0%	48,000.00
Contract - Lead Instructor (Kevin Schwantz)	15,000	3.7%	6			$15,000	7.5%	90,000.00
Contract - Hospitality Coordinator	5,000	1.2%	6			$5,000	2.5%	30,000.00
Salary - Engineer/Crew Chief			9					-
Salary - Technicians (4)			9					-
Contract - Drivers/Logistics (2)	8,000	2.0%	9			$8,000	4.0%	72,000.00
All other salaries and wages			9					-
total	66,000							
Rent- Office & Shop	6,000	1.5%	12			$6,000	3.0%	72,000.00
Telephone&Internet	250	0.1%				$250	0.1%	3,000.00
Other utilities	250	0.1%				$250	0.1%	3,000.00
Advertising	500	0.1%	12			$500	0.2%	6,000.00
Travel & Accomodations	1,000	0.2%	6			$1,000	0.5%	6,000.00
Supplies	250	0.1%				$250	0.1%	3,000.00
Company vehicles (2)	600	0.1%				$600	0.3%	7,200.00
Office & Vehicle Insurance	750	0.2%				$750	0.4%	9,000.00
Medical Insurance	3,593	0.9%				$3,593	1.8%	43,116.00
Life Insurance	-							-
Taxes, including social security	192,472	48.0%	1			$192,472	95.9%	192,471.55
Interest								-
Vehicle Maintenance	500	0.1%				$500	0.2%	6,000.00
Payroll	200	0.0%				$200	0.1%	2,400.00
Legal and other professional fees	500	0.1%				$500	0.2%	6,000.00
Investment Commission	67,500	16.8%				$67,500	33.6%	810,000.00
Miscellaneous	500	0.1%				$500	0.2%	6,000.00
Subtotal	**$406,866**	**100.0%**				**$334,866**	**100.0%**	**$1,721,187.66**

	Operating Costs	% of Category	# Months	Actual Monies Spent	% of Total	Variance	% of Total	Annual Cost
Transporter Cost			12.0					
Transporter lease (2)	10,000	2.5%				$10,000	5.0%	120,000.00
Transporter maintenance (2)	2,500	0.6%				$2,500	1.2%	30,000.00
								-
Subtotal	**$12,500**	**100.0%**				**$12,500**	**100.0%**	**$150,000.00**

	Operating Costs	% of Category	# Events	Actual Monies Spent	% of Total	Variance	% of Total	Annual Cost
Operating Costs: Pre-season			3.0					
Track Rental	3,000	7.3%				$3,000	1.5%	9,000.00
Transport mileage	4,777	11.7%				$4,777	2.4%	11,942.50
Bike Maintenance								-
Consumables: tires, fuel, oil								-
Equipment Repairs and mods								-
Hospitality	1,500	3.7%				$1,500	0.7%	4,500.00
Insurance	2,500	6.1%				$2,500	1.2%	7,500.00
Airfare	2,500	6.1%				$2,500	1.2%	7,500.00
Accomodations	1,000	2.4%				$1,000	0.5%	3,000.00
Rental cars	500	1.2%				$500	0.2%	1,500.00
Per Diem	700	1.7%				$700	0.3%	2,100.00
Subtotal	**$16,477**	**40.2%**				**$16,477**	**100.0%**	**$47,042.50**

	Operating Costs	% of Category	# Events	Actual Monies Spent	% of Total	Variance	% of Total	Annual Cost
Operating Costs: per event			6.0					
Sanctioning Fee	10,000	24.4%				$10,000	5.0%	60,000.00

Transport mileage	10,883	26.6%					$10,883	5.4%		163,237.50
Bike Maintenance										-
Consumables: tires, fuel, oil										-
Bike Repair and maintenance										-
Hospitality	2,500	6.1%					$2,500	1.2%		15,000.00
Entertainment										-
Trophies & awards	1,000	2.4%					$1,000	0.5%		6,000.00
Rider Accomodations	3,600	8.8%					$3,600	1.8%		21,600.00
Rider transport	500	1.2%					$500	0.2%		3,000.00
Rider food&drink	1,500	3.7%					$1,500	0.7%		9,000.00
Insurance	5,000	12.2%					$5,000	2.5%		30,000.00
Track Commentator/Announcer										-
additional Personnel										-
Storage										-
Airfare	2,500	6.1%					$2,500	1.2%		15,000.00
Staff Accomodations	1,500	3.7%					$1,500	0.7%		9,000.00
Rental cars	600	1.5%					$600	0.3%		3,600.00
Staff Per Diem	1,400	3.4%					$1,400	0.7%		8,400.00
Subtotal	**$40,883**	**100.0%**					**$40,883**	**100.0%**		**$343,837.50**

	Monthly	Annually
Totals	$470,824	$2,292,067.66

Contingency (10%)	$47,082						Contingency (10%)			$229,207

	Cash Needed to Start	% of Category			Actual Monies Spent	% of Total	Variance	% of Total		One Time Cost
One-Time Costs										
Computers and Furniture	30,000	14.9%					$30,000	14.9%		30,000
Fixtures and Equipment	5,000	2.5%					$5,000	2.5%		5,000
Decorating and remodeling	2,500	1.2%					$2,500	1.2%		2,500
Installation charges	1,000	0.5%					$1,000	0.5%		1,000
Transporter deposit (2)	100,000	49.8%					$100,000	49.8%		100,000
Transporter graphics and upgrades	50,000	24.9%					$50,000	24.9%		50,000
Starting inventory:bikes										-
Upgrades and updates										-
Starting inventory:parts										-
Staff apparel	1,500	0.7%					$1,500	0.7%		1,500
Rider apparel										-
Deposits with public utilities	1,000	0.5%					$1,000	0.5%		1,000
Legal and other professional fees	2,500	1.2%					$2,500	1.2%		2,500
Licenses and permits	1,000	0.5%					$1,000	0.5%		1,000
Cash	5,000	2.5%					$5,000	2.5%		5,000
Other	1,000	0.5%					$1,000	0.5%		1,000
misc	250	0.1%					$250	0.1%		250
Subtotal	**200,750**	**100.0%**					**$200,750**	**100.0%**		**$200,750.00**

SEASON TOTAL $2,889,024.31

OPERATIONS BUDGET: YEARS 2 & 3 (2016 & 2017)

US Grand Prix Championship
Operating Costs 2016&17:6 Race Series

		monthly total		Monthly amount	quantity	Annual Total	Actual
Personnel $900,000		75,000					
Exec:	CEO/Director*			7,500	12	90,000	
	Business Manager			5,000	12	60,000	
	Office/Acctg			4,000	12	48,000	
Business:	Marketing/Adv. Director*		*plus commission*	7,000	12	84,000	
	Graphics/Design/Illustration			5,000	12	60,000	
	Press & Media Relations		*seasonal*	5,500	12	66,000	
	European Representative			5,000	12	60,000	
	Asian Representative			5,000		-	
Events:	Operations Director*			7,500	12	90,000	
	Logistics Coordinator		*seasonal*	5,000	9	45,000	
	Spokesman/PR			5,500		-	
	Racer Relations		*seasonal*	5,000	9	45,000	
Engineering:	Technical Director*			7,500	12	90,000	
	Designer/Jr. Engineer			5,625	12	67,500	
	Crew Chief/Tuner		*seasonal*	5,500	9	49,500	
	Mechanic/Driver		*seasonal*	5,000	9	45,000	
Facilities $192,000		16,000					
rent/lease	Office		*gross*	10,000	12	120,000	
	Shop		*gross*	6,000	12	72,000	
Equipment $147,000		12,250					
office & shop	Furniture		*lease*	2,500	12	30,000	
	Computers & related		*lease*	2,000	12	24,000	
	Office machinery		*lease*	250	12	3,000	
	Supplies			250	12	3,000	
	Tools			500	12	6,000	
	Machinery		*lease*	500	12	6,000	
	Display bikes		*purchase*	25,000	3	75,000	
Utilities $4,800		400					
communication	Phone, fax			200	12	2,400	
	Internet			200	12	2,400	
Utilities $7,200		600					
facilities	Water, sewer			200	12	2,400	
	Electric			400	12	4,800	
Transport $18,000		1,500					
staff & guests	Company car		*lease*	1,000	12	12,000	
	Race Transporter		*lease*		12	-	
	RV Toyhauler		*lease*		12	-	
	Cargo van		*lease*	500	12	6,000	
Repairs & Maintenance $6,000		500					
	maintenance			500	12	6,000	
Insurance $7,200		600					
office & vehicles	Office			200	12	2,400	
	Shop			200	12	2,400	
	Autos			200	12	2,400	
	Transporter				12	-	
staff $507,960		42,330					
	Medical		*10*	3,593	12	431,160	

	Dental		*10*	500	12	60,000
	Vision		*10*	140	12	16,800
	Life		*1*		12	-
Travel $40,800		3,400				
staff	airfare	economy	*8*	400	6	19,200
	rental car		*4*	150	6	3,600
	accommodations		*4*	450	6	10,800
	per diem		*8*	150	6	7,200
Promotion $186,000		15,500				
	shows & exhibits			10,000	6	60,000
	web			2,500	12	30,000
	print			3,000	12	36,000
	media			5,000	12	60,000
Hospitality $25,200		2,100				
staff & guests	entertainment			500	12	6,000
	hospitality			1,000	12	12,000
	catering			600	12	7,200
Professional $18,000		1,500				
legal & acct	Legal			1,500	12	18,000
	Investment Liason			2,500		-
payroll $6,000		500				
	Accounting/Payroll			500	12	6,000
Research $20,000		1,666.67				
	Marketing research			1,667	12	20,000
	Series Marketing Firm					-
Investors $45,000		3,750				
	Investment commission					45,000
	new investment interest					-
	investor interest					
misc $3,400		283				
	bus licenses			1,000	1	1,000
	bank			100	12	1,200
	PO box, misc			100	12	1,200
taxes $132,600		11,050				
	CA LLC tax		*quarterly*	33,150	4	132,600
		TOTALS:	monthly =	209,725	annual =	$2,267,160
			quarterly=	838,898.67		
			bi-annually=	1,258,348.00		

US Grand Prix Championship

Operating Costs 2018on:9 Race Series

		monthly total		Monthly amount	quantity	Annual Total	Actual
Personnel $1,155,000		96,250					
Exec:	CEO/Director*			7,500	12	90,000	
	Business Manager			5,500	12	66,000	
	Office/Acctg			5,000	12	60,000	
Business:	Marketing/Adv. Director*		*plus commission*	7,000	12	84,000	
	Graphics/Design/Illustration			5,500	12	66,000	
	Press & Media Relations		*seasonal*	5,500	12	66,000	
	European Representative			5,000	12	60,000	
	Asian Representative			5,000	12	60,000	
Events:	Operations Director*			7,500	12	90,000	
	Logistics Coordinator		*seasonal*	6,000	12	72,000	
	Spokesman/PR			6,000	12	72,000	
	Racer Relations		*seasonal*	6,000	12	72,000	
Engineering:	Technical Director*			7,500	12	90,000	
	Designer/Jr. Engineer			6,000	12	72,000	
	Crew Chief/Tuner		*seasonal*	5,750	12	69,000	
	Mechanic/Driver		*seasonal*	5,500	12	66,000	
Facilities $192,000		16,000					
rent/lease	Office		*gross*	10,000	12	120,000	
	Shop		*gross*	6,000	12	72,000	
Equipment $153,000		12,750					
office & shop	Furniture		*lease*	3,000	12	36,000	
	Computers & related		*lease*	2,000	12	24,000	
	Office machinery		*lease*	250	12	3,000	
	Supplies			250	12	3,000	
	Tools			500	12	6,000	
	Machinery		*lease*	500	12	6,000	
	Display bikes		*purchase*	25,000	3	75,000	
Utilities $4,800		400					
communication	Phone, fax			200	12	2,400	
	Internet			200	12	2,400	
Utilities $7,200		600					
facilities	Water, sewer			200	12	2,400	
	Electric			400	12	4,800	
Transport $30,000		2,500					
staff & guests	Company car		*lease*	1,000	12	12,000	
	Race Transporter		*lease*	5,000		-	
	RV Toyhauler		*lease*	1,000	12	12,000	
	Cargo van		*lease*	500	12	6,000	
Repairs & Maintenance $12,000		1,000					
	maintenance			1,000	12	12,000	
Insurance $20,400		1,700					
office & vehicles	Office			200	12	2,400	
	Shop			200	12	2,400	
	Auto			300	12	3,600	
	Transporter			1,000	12	12,000	
staff $812,736		67,728					
	Medical		*16*	3,593	12	689,856	

		Monthly		Qty	Cost	Months	Annual
	Dental			16	500	12	96,000
	Vision			16	140	12	26,880
	Life			4		12	-
Travel $40,800		3,400					
staff	airfare		economy	8	400	6	19,200
	rental car			4	150	6	3,600
	accommodations			4	450	6	10,800
	per diem			8	150	6	7,200
Promotion $312,000		26,000					
	shows & exhibits				10,000	9	90,000
	web				5,000	12	60,000
	print				6,000	12	72,000
	media				7,500	12	90,000
Hospitality $25,200		2,100					
staff & guests	entertainment				500	12	6,000
	hospitality				1,000	12	12,000
	catering				600	12	7,200
Professional $60,000		5,000					
legal & acct	Legal				5,000	12	60,000
	Investment Liason				2,500		-
payroll $18,000		1,500					
	Accounting/Payroll				1,500	12	18,000
Research $120,000		10,000			10,000	2	20,000
	Marketing research						
	Series Marketing Firm				8,333	12	100,000
Investors $232,500		19,375					
	Investment commission						232,500
	new Investment interest						-
	Investor interest						-
misc $3,400		283			1,000	1	1,000
	bus licenses				100	12	1,200
	bank				100	12	1,200
	PO box, misc						
taxes $685,100							
	CA LLC tax		quarterly		171,275	4	685,100
		TOTALS:	monthly =		390,741	annual =	$3,884,136
			quarterly=		1,362,963.36		
			bi-annually=		2,344,448.04		

OPERATIONS BUDGET: YEARS 4 & 5 (2018 & 2019)

US Grand Prix Championship

Operating Costs	2018Ion:9 Race Series	monthly total		Monthly amount	quantity	Annual Total	Actual
Personnel $1,155,000		96,250					
Exec:	CEO/Director*			7,500	12	90,000	
	Business Manager			5,500	12	66,000	
	Office/Acctg			5,000	12	60,000	
Business:	Marketing/Adv. Director*		*plus commission*	7,000	12	84,000	
	Graphics/Design/Illustration			5,500	12	66,000	
	Press & Media Relations		*seasonal*	5,500	12	66,000	
	European Representative			5,000	12	60,000	
	Asian Representative			5,000	12	60,000	
Events:	Operations Director*			7,500	12	90,000	
	Logistics Coordinator		*seasonal*	6,000	12	72,000	
	Spokesman/PR			6,000	12	72,000	
	Racer Relations		*seasonal*	6,000	12	72,000	
Engineering:	Technical Director*			7,500	12	90,000	
	Designer/Jr. Engineer			6,000	12	72,000	
	Crew Chief/Tuner		*seasonal*	5,750	12	69,000	
	Mechanic/Driver		*seasonal*	5,500	12	66,000	
Facilities $192,000		16,000					
rent/lease	Office		*gross*	10,000	12	120,000	
	Shop		*gross*	6,000	12	72,000	
Equipment $153,000		12,750					
office & shop	Furniture		*lease*	3,000	12	36,000	
	Computers & related		*lease*	2,000	12	24,000	
	Office machinery		*lease*	250	12	3,000	
	Supplies			250	12	3,000	
	Tools			500	12	6,000	
	Machinery		*lease*	500	12	6,000	
	Display bikes		*purchase*	25,000	3	75,000	
Utilities $4,800		400					
communication	Phone, fax			200	12	2,400	
	Internet			200	12	2,400	
Utilities $7,200		600					
facilities	Water, sewer			200	12	2,400	
	Electric			400	12	4,800	
Transport $30,000		2,500					
staff & guests	Company car		*lease*	1,000	12	12,000	
	Race Transporter		*lease*	5,000		-	
	RV Toyhauler		*lease*	1,000	12	12,000	
	Cargo van		*lease*	500	12	6,000	
Repairs & Maintenance $12,000		1,000					
	maintenance			1,000	12	12,000	
Insurance $20,400		1,700					
office & vehicles	Office			200	12	2,400	
	Shop			200	12	2,400	
	Auto			300	12	3,600	
	Transporter			1,000	12	12,000	
staff $812,736		67,728					
	Medical		*16*	3,593	12	689,836	

	Dental		16	500	12	96,000
	Vision		16	140	12	26,880
	Life		4		12	-
Travel $40,800		3,400				
staff	airfare	economy	8	400	6	19,200
	rental car		4	150	6	3,600
	accommodations		4	450	6	10,800
	per diem		8	150	6	7,200
Promotion $312,000		26,000				
	shows & exhibits			10,000	9	90,000
	web			5,000	12	60,000
	print			6,000	12	72,000
	media			7,500	12	90,000
Hospitality $25,200		2,100				
staff & guests	entertainment			500	12	6,000
	hospitality			1,000	12	12,000
	catering			600	12	7,200
Professional $60,000		5,000				
legal & acct	Legal			5,000	12	60,000
	Investment Liason			2,500		-
payroll $18,000		1,500				
	Accounting/Payroll			1,500	12	18,000
Research $120,000		10,000		10,000	2	20,000
	Marketing research					
	Series Marketing Firm			8,333	12	100,000
Investors $232,500		19,375				
	investment commission					232,500
	new Investment interest					-
	investor interest					-
misc $3,400		283		1,000	1	1,000
	bus licenses			100	12	1,200
	bank			100	12	1,200
	PO box, misc					
taxes $685,100						
	CA LLC tax		quarterly	171,275	4	685,100
		TOTALS:	monthly =	390,741	annual =	$3,[illegible],136
			quarterly=	1,362,963.36		
			bi-annually=	2,344,448.04		

INCOME PROJECTIONS

US Grand Prix Championship
Income/Expense Projections
Startup in 2014

Year 1	Potential Revenue	Expenses	Gross Income	Taxes*	Net Profit	Profit %
2015 (Rookies Cup)	2,164,780	2,685,218	(520,438)	[illegible]	$ (474,430.87)	-21.92%

SUMMARY — **6-Event Collaborative Series**

Income:		Expenses:	
Sponsorships	825,000.00	Prize Money	
Franchise Fees		Event Operations	390,880.00
Tickets Sales (1/4)¹	450,000.00	12 months Organization Overhead	1,871,187.55
Merchandise¹	2,500.00	Startup Costs	423,150.00
Media Rights¹	600,000.00		
Commissions¹	-		
Rider Fees	287,280.00		
Licensing	-		
Income Total:	**$2,164,780.00**	**Expense Total:**	**$2,685,217.55**

Years 2&3	Potential Revenue	Expenses	Gross Income	Taxes*	Net Profit	Profit %
2016-17 (6 GP races)	9,940,800	9,511,597	429,203	[illegible]	$ 391,261.68	3.94%

SUMMARY — **6-Event Series**

Income:		Expenses:		
Sponsorships	4,585,800.00	Prize Money	1,702,800.00	
Franchise Fees	600,000.00	Event Operations	4,285,800.00	
Tickets Sales (1/2)	3,600,000.00	12 months Organization Overhead	2,267,160.00	
Merchandise¹	90,000.00	Rookies Cup Overhead	1,255,836.76	*minimal budget minus office & staff costs*
Media Rights¹	900,000.00			
Commissions¹	112,500.00			
Entry Fees	45,000.00			
Licensing	7,500.00			
Income Total:	**$9,940,800.00**	**Expense Total:**	**$9,511,596.76**	

Years 4 & forward	Potential Revenue	Expenses	Gross Income	Taxes*	Net Profit	Profit %
2018 & beyond (9 GP races)	16,137,450	14,122,873	2,014,577	[illegible]	$ 1,836,488.54	11.38%

SUMMARY — **9-Event Series**

Income:		Expenses:		
Sponsorships	7,105,700.00	Prize Money	2,554,200.00	
Franchise Fees	900,000.00	Event Operations	6,428,700.00	
Tickets Sales (1/2)	5,400,000.00	12 months Organization Overhead	3,884,136.08	
Merchandise¹	180,000.00	Rookies Cup Overhead	1,255,836.76	*minimal budget minus office & staff costs*
Media Rights¹	2,250,000.00			
Commissions¹	225,000.00			
Entry Fees	67,500.00			
Licensing	11,250.00			
Income Total:	**$16,137,450.00**	**Expense Total:**	**$14,122,872.84**	

¹ estimates
* taxed at California corporate rate of 8.84%

** taxed at California Corporate rate of 8.84% quarterly*

ITEM 6. DESCRIPTION OF BUSINESS

Our business consists principally of motorcycle road racing events held at facilities throughout the United States and Canada. We anticipate attendance of some 120,000 spectators the first year of our championship, growing at an annual rate of 20% through the first three years of operations. The Company will generate income primarily from spectator ticket sales, television, social and ancillary media rights fees, sanctioning and sponsorship fees, series merchandise sales, royalties from licenses of our trademarks, and from any entertainment and related concession services held at facilities across North America.

In the United States, Grand Prix motorcycling is extremely popular. Twice a year the premiere international MotoGP™ World Championship holds two of its 18 races at facilities in Texas and Indianapolis.

- The Indianapolis Motor Speedway round of the MotorGP Championship began in 2008, boasting spectator attendance in its 3rd year of 134,766, with an economic impact on the region of some $30 Million USD(i). This event was aired live nationally on SpeedVision TV.
- Circuit of Americas in Austin, Texas held a MotoGP event in 2013, boasted attendance of 131,082 frans at this event. The average out-of-state visitor spends $1,500 USD per day (average stay of 4.6 days) at this circuit. Approximate economic impact on the region from the Gran Prix event was $25 Million USD(ii). This event was aired nationally live on Fox1 Sports Network.

There are more than 200 countries and territories receiving live or same-day-delayed broadcasts of the Grand Prix, with the coverage delivered to more than 337 million households worldwide. Hundreds of millions of spectators enjoy MotoGP™ live on TV each race weekend, with a total of more than 13,000 media personnel attending Grand Prix throughout the season. At venues in Spain, England, the USA, France and Australia, over 100,000 spectators attend the weekend's proceedings in person, and at some there are more than double than that figure, highlighting the passionate following the sport enjoys(iii). MotoGP is sanctioned by the Federation Internationale de Motorclisme (FIM), based in Switzerland.

The US Grand Prix Championship seeks to leverage this sport's popularity in a 6-to-9 event domestic championship. There are over 20 race facilities in North America, near major metro markets of some 52 million households, suitable for hosting USGPC events.

Notes:

(i) **http://www.ibj.com/city-expects-weather-boost-for-motogps-economic-impact/PARAMS/article/29191**

(ii) **http://circuitoftheamericas.com/media-center/tag/red+bull+motogp+of+the+americas**

(iii) **http://www.motogp.com/en/MotoGP+Basics/media_coverage**

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

A. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing – Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market – Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market – Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market – 2016 or 2017
  - Bermuda Stock Exchange Regulated Market – 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market – 2016 or 2017
- Acquired by another larger company

B. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Motorsports Company.
- California Stock Corporation (Formed January of 2012).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. ONE HUNDRED THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- One Hundred Thousand 9% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

C. The Offering

The Company is offering a maximum of 100,000 9% Convertible Preferred Stock Units at a price of $50.00 per Unit, with all Units having no par value.

D. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

E. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Emergency Lighting Technology and Manufacturing Business Operations. See "USE OF PROCEEDS" section.

F. Minimum Offering Proceeds – Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

G. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders — 0%
- New Shareholders — 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders — 100%
- New Shareholders — 0%

H. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

I. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

J. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

K. Company Convertible Securities

The Company, at the completion of this Offering will have 100,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

L. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

M. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

N. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

O. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 100,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Twenty Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

P. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in U.S. Grand Prix Championship Corporation

The Company

U.S. Grand Prix Championship Corporation is a California Stock Corporation.

Investment Objectives

The Company's objectives are to:

(i) Growth of the Company's Motorsports Business

(ii) Maintain a total internal rate of returns of 20%+ per annum.

Company Managers

Biographies of all Managers can be found starting on Page 37 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering

The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 100,000 9% Convertible Preferred Stock Units of the Company, priced at $50.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Board of Directors All classes of Preferred Stock shall elect TWO of FIVE seats of the Company's Board of Directors.

Voting Rights Preferred Stock has NO VOTING RIGHTS

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 6844 Caminito del Greco, San Diego, California 92120.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(b) Directors and Executive Officers.

(c) Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Rick Kovacic	***Founder / Chief Executive Officer***

Mr. Rick Kovacic is the Founder and President of USGPC, LLC, a startup company formed to sanction grand prix motorcycling activities, based in San Diego, California. Rick has more than 50 years involvement in motorcycling, has a background in amateur roadracing in California, and has worked as an independent sports marketing and promotions consultant, coordinating events in 10 USA states.

Mr. Kovacic is active in bringing specialty motorcycles to the North American continent through his dealings with the Paton motorcycle company, of Settimo Milanese, Italy. Rick is currently working with the Director of Paton to develop and distribute new high-performance street and race motorcycles in North, Central and South America. His company, PatonUSA, will be the first distributor of the brand's products in North America in the history of the company.

Mr. Kovacic has been active in grand prix motorcycle development since 2009, when he successfully negotiated rights to the distribution of a 500cc racing motorcycle designed in Australia. Rick worked with partners to complete the building of a prototype, the RS500CA, at shops in Santa Barbara, California. This project is currently in a further development stage.

Mr. Kovacic has been involved in motorcycle racing since an early age, when he road in off-road events in his native Colorado. He began his roadracing career in 1982, first competing in roadrace events in the Mountain Roadracing Association in Colorado before transferring to the American Federation of Motorcycles in San Francisco, California. He currently owns an Aprilia RS250 racing motorcycle used for local trackdays and club events.

Mr. Kovacic holds multiple graduate degrees in computer technology, lives in the San Diego area, and works as a Faculty instructor of Computer Science in the State college system of California.

Mr. Steven J. Muehler ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Real Estate & Fixed Income Funds.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

(d) *Significant Employees.* All Members of U.S. Grand Prix Championship Corporation as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of U.S. Grand Prix Championship Corporation listed above as each he has provided significant leadership and direction to the Company.

(e) *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In June of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of U.S. Grand Prix Championship Corporation will be entitled to receive an annual salary of:

Mr. Rick Kovacic, Founder / Chief Executive Officer	$90,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(f) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Rick Kovacic Chief Executive Officer 6844 Caminito del Greco San Diego, California 92120	Common Stock: 100,000 Shares (100%) Preferred Stock: No Shares	Common Stock: 95,000 Shares (95%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares

(g) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Rick Kovacic, the Company's Founder & Chief Executive. Mr. Kovacic owns the majority of the issued and outstanding controlling Stock Units of U.S. Grand Prix Championship Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Rick Kovacic will thus have complete control over the Company's management and affairs. Accordingly, this sole ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of ONE HUNDRED THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $50.00 9% Convertible Preferred Stock Unit. A Minimum of $1,000,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,000,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - YEAR 2: (Shareholder Conversion Option)

    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - YEAR 3: (Shareholder Conversion Option)

    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - YEAR 4: (Optional Conversion Option)

    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 5: (Optional & Mandatory Conversion Options)

  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(h) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of July 1st, 2014 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(i) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of July 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, ONE HUNDRED THOUSAND shares of Preferred Stock will be issued and outstanding.

© Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of July 1st, 2014, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 2 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of July 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California' General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California' General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

USGPC

Form 1-A Information



USGPC Assets - May 2014

Current Assets: $4450	
Cash	$0.00
Prepaid Expense	0.00
Real Estate and related	0.00
Deposits forthcoming	0.00
RS500 Prototype motorcycle (partial ownership)	4,450.00

Liabilities and Equity

Liabilities: $5000.00	
Accounts Payable	$0.00
Due to Associates	0.00
Outstanding debt	5,000.00

Revenue and Expense

Revenue: $10,000.00	
Sales and services	$0.00
Investment	0.00
Private Loan	10,000.00
Expenses: $4,335.35	
Legal	1107.84
Office & supplies	262.60
Fees, registrations & subscriptions	2,144.91
Organization Costs	820.00



Capital Contributions - May 2014

	Class A Members	Class B Members	Class C Members
Capital contributions	**$0.00**	**$0.00**	**$0.00**
Net Loss	**(4,335.35)**	**0.00**	**0.00**
Balance (current)	**$0.00**	**$0.00**	**$0.00**

USGPC

Form 1-A Information



Capital Contributions - May 2014

	Class A Members	Class B Members	Class C Members
Capital contributions	**$0.00**	**$0.00**	**$0.00**
Net Loss	**(4,335.35)**	**0.00**	**0.00**
Balance (current)	**$0.00**	**$0.00**	**$0.00**

12-Month Cash Flow

Fiscal Year Begins: Jan-14

	Beginning	Jan-14	Feb-14	Mar-14	Apr-14	May-14	Jun-14	Jul-14	Aug-14	Sep-14	Oct-14	Nov-14	Dec-14	Monthly Average	Overview
Cash Summary															
Cash on Hand (beginning of month)	10,000	5,000	(1,370)	(1,423)	(1,572)	(1,625)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,063)	
Cash Available (on hand + receipts, before cash out)	10,000	5,000	(1,370)	(1,423)	(1,572)	(1,625)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,062)	
Cash Position (end of month)	10,000	(1,370)	(1,423)	(1,572)	(1,625)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,678)	(1,616)	
Cash Receipts															
Cash Sales	0	0	0	0	0	0								0	
Collections from CR accounts	0	0	0	0	0	0								0	
Loan/ other cash	10,000	0	0	0	0	0								0	
Capital investment	0	0	0	0	0	0								0	
Total Cash Receipts	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0	
Cash Paid Out															
Purchases (specify)		0	0	0	0	0								0	
Gross wages (exact withdrawal)		0	0	0	0	0								0	
Repairs & maintenance		0	0	0	0	0								0	
Advertising		0	0	0	0	0								0	
Web domains and related		91	0	0	0	0								16	
Online Services		1,127	0	97	0	0								245	
Rent		0	0	0	0	0								0	
Utilities		0	0	0	0	0								0	
Subscriptions		79.95	0	0	0	0								16	
Freight & postage		22.57	22.57	22.57	22.57	22.57								23	
Supplies (office & oper.)		29.95	29.95	29.95	29.95	29.95								30	
Fees and registrations		20	0	0	0	0								4	
Loan principal payment		5,000	0	0	0	0								1,000	
Capital purchase (specify)		0	0	0	0	0								0	
Other startup costs		0	0	0	0	0								0	
Reserve and/or Escrow		0	0	0	0	0								0	
Other (specify)		0	0	0	0	0								0	
Owners' Withdrawal		0	0	0	0	0								0	
Total Cash Paid Out		6,370	53	150	53	53	0	0	0	0	0	0	0	556	
Essential Operating Data (non cash flow information)															
Sales Volume (dollars)		0	0	0	0	0								0	
Accounts Receivable		0	0	0	0	0								0	
Bad Debt (end of month)		0	0	0	0	0								0	
Inventory on hand (eom)		0	0	0	0	0								0	
Accounts Payable (eom)		0	0	0	0	0								0	
Depreciation		0	0	0	0	0								0	

Profit and Loss Statement (12 Months)

USGPC, LLC
2014

[illegible]

Profit and Loss Statement (12 Months)

USGPC, LLC

2013

Fiscal Year Begins: [illegible]

	Industry Percentages	Jan-13	%	Feb-13	%	Mar-13	%	Apr-13	%	May-13	%	Jun-13	%	Jul-13	%	Aug-13	%	Sep-13	%	Oct-13	%	Nov-13	%	Dec-13	%	YEARLY
Revenue (Sales)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Revenue (Sales)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost of Sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Cost of Sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Profit and Loss Statement (12 Months)

USGPC, LLC

2012 Startup

Fiscal Year Begins: Jan-12

	Industry Percentages	Jan-12	% Jan	Feb-12	%	Mar-12	%	Apr-12	%	May-12	%	Jun-12	%	Jul-12	%	Aug-12	%	Sep-12	%	Oct-12	%	Nov-12	%	Dec-12	%	YEARLY
Revenue (Sales)																										
Event Franchise fees							[illegible]																			[illegible]
Ticket Sales (1/2)							[illegible]																			[illegible]
Concession Sales (1/2)							[illegible]																			[illegible]
Sponsorships							[illegible]																			[illegible]
Series Merchandise							[illegible]																			[illegible]
Media Rights							[illegible]																			[illegible]
Entry Fees							[illegible]																			[illegible]
Licensing (annual)							[illegible]																			[illegible]
Commissions (annual)							[illegible]																			[illegible]
Capital contributions							[illegible]																			[illegible]
Loans						10,000	100.0																			10,000
Total Revenue (Sales)		[illegible]	[illegible]	[illegible]	[illegible]	10,000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10,000
Cost of Sales																										
Merchandise																										[illegible]
																										[illegible]
Total Cost of Sales		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Profit		[illegible]		[illegible]		10,000	100.0	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		10,000
Expenses																										
Salary expenses			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Payroll expenses			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Rent			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Hospitality			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Equipment & Supplies		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Company Vehicles			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Repairs and maintenance			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Advertising & Promotion			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Legal and audit			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Telephone & Internet			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Utilities			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Freight & postage		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Meals & entertainment			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Travel & Accommodations			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Officials Vehicle Insurance			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
Mgmt Life Insurance			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
Staff Med Insurance			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
Taxes (quarterly)			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
Investment Broker fees			[illegible]		[illegible]		[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Depreciation			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
Web Domain and related			[illegible]		[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
LLC Fees		[illegible]	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Memberships & subscriptions		[illegible]	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Contracted services			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Online Services		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Loan payments			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	[illegible]
Other expenses (specify)			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
Misc. (unspecified)			[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
Total Expenses		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Profit		[illegible]		[illegible]		[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]

USGPC



Form 1-A Financial Notes

Note 1: Organization

USGPC, LLC is a limited liability company (the Company) established in California in January, 2012. Its purpose is to create, promote and coordinate opportunities in North America in the sport of motorcycle roadracing.

The Company has retained the services of Blue Coast Securities Corporation (dba Alternative Securities Markets Group) to formulate and file Regulation A Stock Offering for preferred stock to investors in the USA. An additional Regulation s Stock Offering is being prepared for international investors interested in the USGPC.

All costs of establishing the business have been incurred by its Founder and CEO, Rick Kovacic. A private loan was secured for the purposes of exploring investment opportunities, which has been partially repaid.

Note 2: Basis of Accounting

The Company is in startup mode, and no internal accounting has been done. All figures have been gathered from receipts from costs incurred by the Founder and CEO. Figures are no exact and considered here to be estimates only.

Note 3: Investment/Capital Commitment

All Shares of this offering are committed for sale to Blue Coast Securities Corporation (dba: Alternative Securities Markets Group). Both Regulation A and Regulation S offerings are being prepared.

Reports to security holders:

The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com:

1. Quarterly Un-Audited Financial Statements: Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited



financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.

2. Annual Audited Financial Statements: Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. Monthly State of the Company Letter to Investors: The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. Quarterly Conference Call: The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. Corporate Actions: Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

USGPC



Form 1-A Financial Notes

USGPC Assets - June 2014

The only assets of USGPC, LLC at this time is partial ownership of a prototype racing motorcycle, bought and developed in conjunction with SportCycle Pacific of Santa Barbara, California. Monies for this project were supplied by the Founder and CEO of USGPC, Mr. Rick Kovacic.

Liabilities and Equity

The Company is in a startup phase, has no Accounts Payable nor amounts Due to Associates.

There is one private investor, with an outstanding debt of $5000 plus interest. This investor is now deceased and the repayment of this investment is being negotiated with the investor's heirs.

Revenue and Expense

The Company does not currently have a revenue-producing product or service. Revenue is forecast to begin the first year of event operations, beginning in Spring 2015 (should ample investment be obtained to establish operations in 2014). Revenues from events will be primarily in Quarters 2 and 3 of each year, beginning as early as April and as late as October each year.

Expenses listed have been incurred by the Founder and CEO. A variety of legal expenses and fees related to filing of a Regulation A Stock Offering comprise the bulk of expenses listed.

No outside accounting has been done for USGPC; internal accounting and external auditing will be arranged once revenue-generating products & services are established. We plan internal company accounting to being when the business is established.

Form 1-A Financial Notes



Capital Contributions - June 2014

There are currently no Stockholders in the Company, only private monies have been used for office- and related expenses. Capital for the Company's only asset has been provided by the Founder and CEO.

A private investor supplied a $10,000 loan in April 2012, with a partial repayment made in January 2014. The remaining loan balance is the only debt of the Company.

Balance Sheet - June 2014

The Company has limited operating resources at this time, and is seeking investment capital to establish operations.

Any expenses incurred listed on the Balance Sheet have been paid for by the Founder and CEO.

Cash Flow Statement - June 2014

The Cash Flow statement show basic office, legal and related expenses concerning work and supplies required for Regulation A Stock Offerings for the Company in 2014 to date. Office expenses have been averaged across the first two quarters of operation, as no internal accounting has been done. This situation will change when resources are available to have in-house accounting performed monthly.

The only Cash on Hand is monies leftover from a private loan received by the CEO and Founder to work on establishing the business. Half (50%) of this amount was paid in January, 2014, with an equal remaining balance. The originator of the loan is now deceased, and repayment terms are being negotiating with the loaner's heirs.

There is currently no revenue-generating products or services for the Company.

Fees have been incurred for the Regulation A Stock Offering and for subscriptions to online investment networks to generate interest in the Company.

USGPC



Form 1-A Financial Notes

Additional Financial Notes

The Company is in a startup mode and is seeking investment monies to establish operations. There are no Company bank accounts, real estate or other holdings other than those listed on previous statements.

All expenses related to establishing the Company have been incurred by the Founder and CEO, Rick Kovacic.

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. Grand Prix Championship Corporation

By: Rick Kovacic

By: -Rick Kovacic ______________________
Name: Mr. Rick Kovacic
Title: Chief Executive Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ______________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

 Document Reference: RUASC7IIDI45NF39ZPZXWT

RightSignature
Easy Online Document Signing



rickusgpchampionship.com
Party ID: SIYCLGJME23VVF4Z5VH4KK
IP Address: 72.199.107.199
VERIFIED EMAIL: rick@usgpchampionship.com

Electronic Signature

-Rick Kovacic

Multi-Factor
Digital Fingerprint Checksum f45a9f42511bfefd3d533fccd032ddd15a562183





Alternative Securities Markets Group
Party ID: IIE9CII7Y3GDUMC6CL4L9R
IP Address: 104.34.249.125
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 4e0df9a902ca560a18917b3c21224679575a96e3



Timestamp	Audit
2014-07-08 12:32:25 -0700	All parties have signed document. Signed copies sent to: rickusgpchampionship.com and Alternative Securities Markets Group.
2014-07-08 12:32:25 -0700	Document signed by rickusgpchampionship.com (rick@usgpchampionship.com) with drawn signature. - 72.199.107.199
2014-07-08 12:31:16 -0700	Document viewed by rickusgpchampionship.com (rick@usgpchampionship.com). - 72.199.107.199
2014-07-08 11:59:32 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 104.34.249.125
2014-07-08 11:59:10 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 104.34.249.125
2014-07-08 11:59:09 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 104.34.249.125



This signature page provides a record of the online activity executing this contract.

EXHIBITS:

• Exhibit A: Subscription Agreement	7 Pages

EXHIBIT A:

U.S. Grand Prix Championship Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 100,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the U.S. Grand Prix Championship Corporation Offering Circular dated July 21st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $50.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "U.S. Grand Prix Championship Corporation" evidencing $50.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($50.00).

I understand that my subscription is conditioned upon acceptance by U.S. Grand Prix Championship Corporation Company Managers and subject to additional conditions described in the Offering Circular. I further understand that U.S. Grand Prix Championship Corporation Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of U.S. Grand Prix Championship Corporation, with no par value per share, at a purchase price **of $50.00 (FIFTY DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made ________________________________, by and between U.S. Grand Prix Championship Corporation, a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to ONE HUNDRED THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **U.S. Grand Prix Championship Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **U.S. Grand Prix Championship Corporation** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 3: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 5: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **U.S. Grand Prix Championship Corporation**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE UNITED STATES:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

U.S. Grand Prix Championship:

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number